EXHIBIT 12.1
AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months
	Ended	Years Ended December 31,
	September 30, 2011	2010	2009	2008	2007
Earnings:
Net income	$295	$348	$362	$864	$725
Income tax (benefit) provision	(21)	(24)	8	132	60
Interest expense	519	598	629	1,618	2,046

Total earnings (a)	$793	$922	$999	$2,614	$2,831

Fixed charges — Interest expense (b)	$519	$598	$629	$1,618	$2,046

Ratio of earnings to fixed charges (a/b)	1.53	1.54	1.59	1.62	1.38

Interest expense does not include interest on liabilities recorded in accordance with GAAP governing unrecognized tax benefits. Credco’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income and Retained Earnings.